January 14, 2020

VIA EDGAR

Ms. Irene Paik

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Draft Registration Statement on Form F-1
Filed December 27, 2019
File No. 333-235727

Dear Ms. Paik:

This letter is in response to the letter dated January 8, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings LTD (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the registration statement on Form F-1 (the “Amendment No.1”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed December 27, 2019

Index to Consolidated Financial Statements, page F-1

1.    Please revise your filing to provide audited financial statements through October 31, 2019 as required by Item 8.a.4. of Form 20-F. Alternatively, if true, file as an exhibit to your registration statement the representation identified in Instruction 2 to Item 8.A.4. of Form 20-F.

In response to the Staff’s comment, the Company is, via EDGAR, submitting to the Commission a letter that provides the representation identified in Instruction 2 to Item 8.A.4. of Form 20-F (the “Letter”), as well as filing the Letter as an exhibit to Amendment No.1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name: Zhe Wang
Title: Chief Executive Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC